September 26, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn:     Amit Pande
Babette Cooper

Re:	CommunityOne Bancorp - Form 10-K for the
Fiscal Year Ended December 31, 2013,
Filed March 7, 2014, File No. 000-13823

Dear Mr. Pande and Ms. Cooper:

This letter constitutes the response of CommunityOne Bancorp, Charlotte, N.C. (the “Company”) to the letter from the Division of Corporation Finance (“Division”) of the Securities and Exchange Commission (“Commission”), dated September 15, 2014, commenting on the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 of CommunityOne Bancorp, Charlotte, N.C. In order to make it easy for the Division to review our responses, we have reproduced each Division comment in bold below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2013
Management’s Discussion and Analysis, page 22
Results of Operations, page 24

1.     We note your use of “core earnings”, “core noninterest income” and “core noninterest expense” in various areas of your filing. Please note that the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of credit-related costs from pre-tax operating profit to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non- GAAP measure, perhaps by eliminating the use of the word "core" in the title. Please revise future filings accordingly.

Company Response: The Company will stop using the terms “core earnings”, “core noninterest income”, and “core noninterest expense” in future filings to describe these non-GAAP measures. Management believes that these non-GAAP measures help the reader understand the elements of underlying earnings of the Company but will use a more descriptive title.

Allowance for Loan Losses, page 50

2.     We note your disclosure on pages 50 and 65 stating that for purposes of the ALL, you determine your loan pools by employing “schedule RC-C of the FFIEC’s Consolidated Report of Condition and Income.” Please tell us and revise future filings to provide an explanation as to how you determine your loan pools rather than by solely referring to schedule RC-C of the FFIEC’s Consolidated Report of Condition and Income.

Company Response: We determine loan pools for purposes of calculating our ALL by aggregating loans into pools with similar risk characteristics, including loan purpose, collateral type, and borrower type. These pools are further broken down by risk grade in order to apply our ALL methodology. We will revise future filings to remove the reference to FFIEC and replace it with a more descriptive explanation.

Item 11. Executive Compensation, incorporated from page 29 of the Definitive Proxy Statement on Schedule 14A

3.     We note that Gregory P. Murphy was paid a $100,000 bonus in 2013. Please explain how the board determined that such bonus was appropriate, given the compensation restrictions that were applicable to you under the TARP guidelines.

Company Response: Mr. Murphy’s bonus of $100,000 was earned and accrued in 2012 for his performance during 2012, but was paid in 2013. At the time the bonus was earned, Mr. Murphy was not one of the Company’s Senior Executive Officers subject to the compensation restrictions of TARP. Based on his compensation in 2013, Mr. Murphy became a Senior Executive Officer subject to the TARP compensation restrictions for 2013 and thus was not eligible for any bonus in 2013, which would have been payable in 2014.

Item 13. Certain Relationships and Related Transactions and Director Independence, incorporated from page 20 of the Definitive Proxy Statement on Schedule 14A

4.     We note your disclosure that the company approved two loans to Waterworx, a related party, which were interest-free and for which payments were not required in 2013. Please provide further detail regarding the board’s decision that such interest-free loans were in the best interests of shareholders. Please also tell us when Waterworx will be obligated to begin making payments on the loans. Please revise your disclosure accordingly in future filings.

Company Response: The Waterworx loans were approved by the Board in October 2013, but the loans were not closed and funded until December 5, 2013. Because of the December 2013 closing, the first payment on the loans was not due until January 5, 2014, at which time both principal and interest payments were due and paid. Because of the closing date, there was no interest payable or due between the time the loan closed and the contractual first payment was made. The Company will revise the disclosure in future filings to make clear the original closing of the loans and the first payment date, as well as the other required disclosures relating to this matter.

5.     In addition, you state that these loans are on substantially the same terms, including interest rate and collateral, as those prevailing at the time of offer in comparable loans with persons not related to CommunityOne Bank. If CommunityOne provides interest free lending for small businesses, this should be discussed in the business section of your 10-K.

Company Response: As noted above, the Waterworx loans were approved by the Board in October 2013, but did not close and fund until December 5, 2013. Because of the December 2013 closing, the first payment on the loans was not due until January 5, 2014, at which time both principal and interest payments were due and paid. The terms and timing of payments on the Waterworx loans were the same as those prevailing for any business loan made by the Bank (or any financial institution) that closes in one month, with the first payment due the following month. Thus, we believe no changes need to be made to our business section of the Company’s Form 10-K.

In responding to the above comments of the Division, we hereby acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Division staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

We trust that the Company has responded adequately to the Division’s comments. If you have any questions about the responses, or need additional information, please contact me at (980)-819-6220.
Sincerely,
/s/ David L. Nielsen
David L. Nielsen
Executive Vice President and Chief Financial Officer

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